Exhibit 1.01
nVent Electric plc

Conflict Minerals Report
for the year ended December 31, 2025

Introduction and Summary
This Conflict Minerals Report (this “Report”) for the year ended December 31, 2025, is presented by nVent Electric plc (“nVent,” “we,” “our” or “us”) to comply with Rule 13p-1 under the Securities Exchange Act of 1934, as amended (the “Rule”). The Rule was adopted by the Securities and Exchange Commission (“SEC”) to implement reporting and disclosure requirements pursuant to Section 13(p) of the Securities and Exchange Act of 1934 (“Section 13(p)”). The Rule imposes certain reporting obligations on SEC registrants who manufactured or contracted to manufacture products containing conflict minerals that are necessary to the functionality or production of those products. The term “conflict minerals” is defined in Section 13(p) as (A) cassiterite, columbite-tantalite (coltan), gold, wolframite and their derivatives, which are limited by the Rule to tin, tantalum and tungsten (“Subject Minerals”); or (B) any other mineral or its derivatives determined by the Secretary of State to be financing conflict in the Democratic Republic of Congo (“DRC”) or any adjoining country that shares an internationally recognized border with the DRC. The adjoining countries are the Republic of the Congo, the Central African Republic, South Sudan, Rwanda, Uganda, Zambia, Burundi, Tanzania and Angola (collectively with the DRC, the “Covered Countries”).

Following a determination that Subject Minerals were necessary to the functionality or production of products that we manufactured or contracted to be manufactured during the calendar year 2025 we conducted a reasonable country of origin inquiry (“RCOI”) in good faith to determine whether any of the Subject Minerals in our products originated in the Covered Countries. Based on our RCOI, we believe it is possible that our products could contain Subject Minerals that may have originated in the Covered Countries and, therefore, in accordance with the Rule, we performed due diligence on the source and chain of custody of the Subject Minerals in question. We designed our due diligence measures to conform, in all material respects, with the nationally recognized due diligence framework in the Organisation for Economic Co-Operation and Development (OECD) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas and the related supplements for gold, tin, tantalum and tungsten (the “OECD Guidance”).

Company Overview

This Report reflects the activities of nVent and all of its majority-owned subsidiaries and variable interest entities that are required to be consolidated.

nVent is a leading global provider of electrical connection and protection solutions. We believe our inventive electrical solutions enable safer systems and ensure a more secure world. We connect and protect some of the world’s most critical electrical systems to make them safer, more efficient and resilient. We design, manufacture, market, install and service high performance products and solutions that connect and protect mission critical equipment, buildings and essential processes. We have a comprehensive portfolio of bus systems, cable management, control buildings, cooling solutions, both liquid and air, electrical connections, enclosures, equipment protection, power connections and power management solutions, and switchgear systems, and we are recognized globally for quality, reliability and innovation.

Our broad range of products and solutions support infrastructure, industrial, commercial and residential, and energy applications around the world. Our solutions help our customers improve energy efficiency, ensure resiliency and protection, increase customer productivity, enhance safety and contribute to more sustainable operations.

At nVent, we operate across two segments: Systems Protection and Electrical Connections. In 2025, we renamed our Enclosures segment to Systems Protection and our Electrical & Fastening Solutions segment to Electrical Connections.

Conflict Minerals Program & Policy

We have actively engaged with our customers and suppliers with respect to the use of Subject Minerals in the products we manufacture or contract to be manufactured.

In addition, we have adopted a Conflict Minerals Policy articulating our supply chain due diligence process and our commitment to reporting obligations regarding Subject Minerals. Our policy is available on our website at https://www.nvent.com/en-us/about-nvent/supplierinformation.

Reasonable Country of Origin Inquiry

To determine whether the necessary Subject Minerals in our products originated in one or more of the Covered Countries, we retained Assent Inc. (“third party partner”), to assist us in reviewing our supply chain and identifying risks. We provided a list of suppliers to our third party partner for upload to its database. We deemed it impractical to filter these lists to exclude some possibly irrelevant suppliers because we could not determine definitively the presence or absence of Subject Minerals in all components and materials supplied to us for our products.

We utilized the Conflict Minerals Reporting Template (“CMRT”), version 6.4 or higher, to conduct a survey of all in-scope suppliers.

During the supplier survey, we contacted suppliers via our third party partner’s software platform that enabled us to complete and track supplier communications and allowed our suppliers to upload completed CMRTs directly to the platforms for validation, assessment and management. Our third party partner also provided functionality that meets the OECD Guidance process expectations by evaluating the quality of each supplier response and assignment of a health score based on the supplier’s declaration of process engagement.

Our third party partner requested that all suppliers complete a CMRT. Training and education to guide suppliers on best practices and the use of this template was also provided by the third party partner. The third party partner monitored and tracked all communications in its platform for future reporting and transparency. We directly contacted suppliers that were unresponsive to our third party partner’s communications during the diligence process and requested these suppliers complete the CMRT and submit their responses to our third party partner.

Our program includes automated data validation on all submitted CMRTs. The goal of data validation is to increase the accuracy of submissions and identify any contradictory answers in the CMRT. This data validation is based on questions in the declaration tab of the CMRT, which helps identify areas that require further classification or risk assessment, as well as understand the due diligence efforts of our Tier 1 suppliers. The results of this data validation contribute to the program’s health assessment and are shared with the suppliers to ensure they understand areas that require clarification or improvement.

All submitted declaration forms are accepted so that data is retained, but they are classified as either valid or invalid based on a set of criteria of validation errors. Suppliers are contacted regarding invalid CMRT responses and are encouraged to resubmit a valid response. Suppliers are also provided with guidance on how to correct validation errors.

There were 783 suppliers in scope of the conflict minerals program and 557 provided a complete CMRT and total response rate for this reporting year was 71%.

Based on the results of this RCOI, we had reason to believe that some of the Subject Minerals in our products may have originated from the Covered Countries. As a result, in accordance with the Rule, we performed due diligence on the source and chain of custody of the Subject Minerals in question.

Design of Due Diligence

Our due diligence measures are designed to conform, in all material respects, with the framework in the OECD Guidance and the related supplements. The program aligns with the five aspects of due diligence that are described by the OECD Guidance and we continue to evaluate market expectations for data collection and reporting to achieve continuous improvement opportunities.

We are a downstream supplier, many steps removed from the mining of Subject Minerals. A large number of suppliers, through multiple tiers of distribution, supply the components and materials integrated into our products. Furthermore, we do not purchase raw ore or unrefined Subject Minerals or make purchases directly from the Covered Countries. The origin of the Subject Minerals cannot be determined with any certainty once the raw ores are smelted, refined and converted to ingots, bullion or other Subject Mineral-containing derivatives. The smelters and refiners consolidate raw ore and therefore have the most direct knowledge of the origin of the ores they procure.

The OECD Guidance specifies that the requirements for compliance should reflect a company’s position in the supply chain. In particular, the OECD Guidance states that the implementation of due diligence should be tailored to a company’s activities and relationships and that the nature and extent of due diligence may vary based on a company’s size, products, relationships with suppliers and other factors. Due to practical difficulties associated with supply chain complexities, the OECD Guidance advises that downstream companies exercise due diligence primarily by establishing controls over their immediate suppliers. Accordingly, we rely primarily on our “tier 1,” or direct, suppliers to provide information with respect to the origin of the Subject Minerals contained in the components and materials supplied to us.

Due Diligence Performed

1. Establish Strong Company Management Systems

Internal Compliance Team

We established a cross-functional conflict minerals compliance team that includes representatives from supply chain and material compliance, supported by the legal and finance teams. This team is responsible for implementing our Subject Mineral compliance strategy and briefing management about the results of our due diligence efforts.

We also use our third-party partner to assist us with evaluating supply chain information regarding Subject Minerals, identifying potential risks and in the development and implementation of additional due diligence steps that we will undertake with suppliers in regard to Subject Minerals.

Control Systems and Supplier Engagement

We expect all of our suppliers to have policies and procedures in place to ensure that any Subject Minerals used in the production of the products sold to us are “conflict free or responsibly sourced”. This means that the products should not contain Subject Minerals sourced from areas that have been identified to be in the presence of widespread human rights abuses and violations of law either directly or indirectly. We expect our direct suppliers to provide information on the origin of the Subject Minerals contained in components and materials supplied, including sources of Subject Minerals that are supplied to them from lower-tier suppliers.

Our Supplier Code of Conduct, refreshed in 2023, applies to all direct suppliers and outlines certain expected behaviors and practices. We publicly post our Supplier Code of Conduct on our website, and if a supplier does not comply with its requirements, we take measures to evaluate whether to continue an ongoing relationship with that supplier. We review our Supplier Code of Conduct periodically to ensure it continues to align with industry best practices.

We also engage with suppliers directly to request that they complete a valid CMRT for the products that they supply to us. With respect to the recommendation in the OECD Guidance to strengthen engagement with suppliers, we have developed an internal procedure to engage with suppliers who do not provide valid CMRT responses.

Grievance Mechanisms

We have established grievance mechanisms, including an ethics hotline, whereby employees as well as suppliers and others outside of nVent can report violations of our policies, including with respect to Subject Mineral sourcing.

Maintain Records

We will retain documentation related to our Subject Mineral compliance program according to our corporate document retention policy.

2. Identifying and Assessing Risk in the Supply Chain

Due to our size, the complexity of our products and the depth, breadth and constant evolution of our supply chain, it is difficult to identify actors upstream from our direct suppliers. Risks are identified automatically based on criteria established for supplier responses in the system. These risks are addressed by our third party partner and members of our internal conflict minerals compliance team who contact the supplier, gather pertinent data and perform an assessment of the supplier’s Subject Mineral status.

Risks at the supplier level may include non-responsive suppliers or incomplete CMRTs. In cases where a company-level CMRT (such as when a company declares there are no Subject Minerals in any of its products) is submitted, we were unable to determine if all of the specified smelters / refiners were used for Subject Minerals in the products supplied to us.

Our third party partner’s supplier risk assessment identified problematic suppliers in a company’s supply chain. The risk assessment is derived from the smelter validation process, which establishes risk at the smelter level via an analysis that takes into account multiple Subject Minerals factors.

In accordance with OECD Guidance, it is important to identify and assess risks associated with Subject Minerals in the supply chain. Risks were identified by assessing the due diligence practices of smelters and refiners identified as being in our supply chain by suppliers that listed mineral processing facilities on their CMRT declarations. Our third party partner compared these facilities listed in the responses to the list of smelters and refiners maintained by the RMI to ensure that the facilities met the RMI definition of a Subject Mineral processing facility that was operational during the 2025 calendar year.

In order to assess the risk that any of these smelters or refiners posed to our supply chain, our third party partner determined whether the smelter or refiner had been audited against a standard in conformance with the OECD Guidance, such as the RMI’s Responsible Minerals Assurance Process (“RMAP”). We do not typically have a direct relationship with Subject Mineral smelters and refiners and do not perform or direct audits of these entities within our supply chain. In cases where the smelter’s or refiner’s due diligence practices have not been audited against the RMAP standard, a potential supply chain risk exists.

As of May 11, 2026, we have validated 340 smelters or refiners as being in our supply chain. Because the vast majority of our suppliers submitted company- or divisional-level CMRTs, we cannot definitely determine the connection between any of those 340 smelters or refiners and the products we manufactured or contracted to be manufactured during calendar year 2025.

Each facility that meets the definition of a smelter or refiner of Subject Minerals is assessed according to red-flag indicators defined in the OECD Guidance. Our third party partner uses numerous factors to determine the level of risk that each smelter poses to the supply chain by identifying red flags. These factors include:

•Geographic proximity to the DRC and Covered Countries.

•Known Subject Mineral source country of origin.

•RMAP audit status.

•Credible evidence of unethical or conflict sourcing.

•Peer assessments conducted by credible third-party sources.

•Sanctions Risks

As part of our risk management plan under the OECD Guidance, when facilities with red flags were reported on a CMRT by one of the suppliers surveyed, we initiate risk mitigation activities. Through our third party partner, submissions that include any red-flag facilities immediately produce a receipt instructing the supplier to take their own risk mitigation actions, including submitting a product-specific CMRT to us to better identify the connection between the red-flagged facility and the components and materials they supply to us and potentially removing the red-flagged smelter or refiner from their supply chain.

Pursuant to the OECD Guidance, risk mitigation will depend on the supplier’s specific context. Suppliers are given clear performance objectives within reasonable timeframes with the ultimate goal of progressive elimination of these red flags from the supply chain.

In addition, suppliers are guided to our third party partner’s training platforms to engage in educational materials on mitigating the risk of smelters or refiners on the supply chain.

Additionally, suppliers are evaluated on program strength, which assists us in making key risk mitigation decisions as the program progresses. The criteria used to evaluate the strength of the program are based on certain questions in the CMRT related to the suppliers’ Subject Minerals practices and policies.

3. Design and Implement a Strategy to Respond to Risks

Together with our third party partner, nVent has developed processes to assess and respond to the risks identified in our supply chain. As the program progresses, escalations are sent to non-responsive suppliers to outline the importance of a response via CMRTs and to outline the required cooperation for compliance to the Rule and our expectations.

4. Carry out Independent Third Party Audit of Supply Chain Due Diligence at Identified Points in the Supply Chain

We do not have a direct relationship with any Subject Mineral smelters or refiners and do not perform or direct audits of these entities within our supply chain. Instead, we rely on third-party audits of smelters and refiners conducted as part of the RMAP, which uses independent private-sector auditors to audit the source, including the mines of origin and the chain of custody of the Subject Minerals used by smelters and refiners that agree to participate in the program.

Our third party partner directly engages smelters and refiners that are not currently enrolled in the industry recognized audit / assessment program to encourage their participation.

5. Public Reporting on Supply Chain Due Diligence

We have published our Form SD for the year ended December 31, 2025 and this Report in the Investor Relations section of our website at https://investors.nvent.com/financial-information/sec-filings/default.aspx. Information found on or accessed through our website is not considered part of this Report and is not incorporated by reference herein. We have also publicly filed our Form SD and this Report with the SEC.

Due Diligence Results

Survey Results

For the calendar year 2025, we received CMRT responses from 71% of suppliers surveyed. All final CMRT submissions were reviewed and validated to ensure no inaccuracies or gaps in data were found.

Smelters and Refiners and Countries of Origin

Because a majority of the responses received were provided at a company or division level, we are unable to associate specific smelters or refiners with specific components supplied to, and therefore products manufactured by nVent. Additionally, we do not have sufficient information to conclusively determine the countries of origin of the Subject Minerals used in our products or to conclusively determine whether our Subject Minerals are from recycled or scrap sources. From the responses that we received, we identified 35 smelters of interest (SORS) that potentially pose a risk.

For suppliers that identified these specific smelters of concern on their respective CMRTs, our third party partner contacted those suppliers to evaluate whether the smelters and refiners of interest could be connected to nVent products. The suppliers were asked to complete a product-level CMRT, rather than a company-level CMRT, to better identify the connection to products that they supply to us. Other suppliers were evaluated internally to determine whether they were in fact still active suppliers. If not, they were removed from the scope of data collection.

Steps to be Taken to Mitigate Risk

Since becoming an independent, publicly traded company on April 30, 2018, we have taken the following steps to improve our due diligence efforts, to further mitigate any risk that the necessary Subject Minerals in our products could benefit armed groups in the DRC or the other Covered Countries:

•Work more closely with our third-party service provider to obtain CMRTs on a product-specific basis to enable us to determine which smelters and refiners actually process the Subject Minerals contained in our products.

•Engage with our suppliers more closely and provide suppliers with more information and training regarding responsible sourcing of Subject Minerals.

•Encourage our suppliers to have due diligence procedures in place for their supply chains to improve the content of the responses from such suppliers.

•Increase the emphasis on clean and validated smelter and refiner information from our supply chain as the list of conflict-free smelters and refiners grows and more smelters and refiners declare their intent to enroll in the program.

Forward-Looking Statements
This Report contains statements that we believe to be “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, included in this Report, including, without limitation, statements regarding our Subject Mineral compliance plans, are forward-looking statements. Without limitation, any statements preceded or followed by or that include the words “targets,” “plans,” “believes,” “expects,” “intends,” “will,” “likely,” “may,” “anticipates,” “estimates,” “projects,” “forecasts,” “should,” “would,” “could,” “positioned,” “strategy,” “future,” “are confident” or words, phrases or terms of similar substance or the negative thereof, are forward-looking statements. These forward-looking statements are not guarantees of future performance and are subject to risks, uncertainties, assumptions and other factors, some of which are beyond our control. Numerous important factors described in this Report, including, among others, our ability to implement new software systems, our suppliers’ willingness and ability to comply with our Subject Mineral-related compliance requests, the degree to which we are able to determine our suppliers’ use of conflict-free smelters and refiners, the impact of industry-wide initiatives such as the RMAP, smelters’ and refiners’ willingness and ability to comply with the RMAP, our effectiveness in managing the Subject Mineral RCOI and due diligence processes and the costs of our compliance, could affect these statements and could cause actual results to differ materially from our expectations. All forward-looking statements speak only as of the date of this Report. We assume no obligation, and disclaim any obligation, to update the information contained in this report.